SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             --------------------

                                SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)


                          National Steel Corporation
          ----------------------------------------------------------
                               (Name of Issuer)

                             Class B Common Stock,
                           par value $.01 per share
          -----------------------------------------------------------
                        (Title of Class and Securities)

                                  637844-30-9
          -----------------------------------------------------------
                                (CUSIP Number)

                             Edmund C. Duffy, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3950

         -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               December 9, 2001
         -------------------------------------------------------------
                         (Date of Event Which Requires
                           Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1 (e), (f) or (g), check the following: ( )

          Check the following box if a fee is being paid with this Statement:
                                                    (  )




                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP No. 637844-30-9

------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         NKK U.S.A. Corporation                       51-0312155

------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)   (  )
                                                             (b)   (  )
------------------------------------------------------------------------------
(3)      SEC USE ONLY

------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         Not Applicable

------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         ( )

------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

------------------------------------- ----------------------------------------
                                      (7)      SOLE VOTING POWER

                                                    None
                                      ----------------------------------------
                                      (8)      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY                                22,100,000  (See Item 5)
     OWNED BY                         ----------------------------------------
       EACH                           (9)      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                                      None
                                      ----------------------------------------
                                      (10)     SHARED DISPOSITIVE POWER

                                               22,100,000  (See Item 5)

------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,100,000 (See Item 5)
------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (   )
------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         53.5%  (See Item 5)
------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         CO
------------------------------------------------------------------------------



                                 SCHEDULE 13D

CUSIP No. 637844-30-9

------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         NKK Corporation

------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)   (  )
                                                             (b)   (  )
------------------------------------------------------------------------------
(3)      SEC USE ONLY

------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         Not Applicable

------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         ( )

------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  JAPAN

------------------------------------------------------------------------------
                                       (7)      SOLE VOTING POWER

                                                     None
                                       ---------------------------------------
                                       (8)      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                                22,100,000  (See Item 5)
      OWNED BY
        EACH                           ---------------------------------------
     REPORTING                        (9)      SOLE DISPOSITIVE POWER
    PERSON WITH
                                                    None
                                      ---------------------------------------
                                      (10)     SHARED DISPOSITIVE POWER

                                               22,100,000  (See Item 5)

------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,100,000 (See Item 5)
------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (   )
------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         53.5%  (See Item 5)
------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         CO
------------------------------------------------------------------------------



         This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 9, 1993, as amended and restated by Amendment No. 1 thereto filed on February 13, 1995 (the "Schedule 13D"), by NKK U.S.A. Corporation and NKK Corporation relating to the Class B Common Stock, par value $.01 per share, of National Steel Corporation. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.


Item 2.           Identity and Background.
                  -----------------------

         Item 2(b) is hereby amended and restated in its entirety as follows:

         The business address of NKK is 1-1-2 Marunouchi, Chiyoda-Ku, Tokyo 100-0005, Japan. The business address of NAC is 450 Park Ave., New York, NY 10022.


Item 4.           Purpose of Transactions.
                  -----------------------

         Item 4 is hereby amended to add the following at the end thereof:

         On December 9, 2001, NKK issued the press release attached hereto as
Exhibit 3. Such press release is hereby incorporated by reference.


Item 7.           Material Filed as Exhibits.
                  --------------------------

         Item 7 is hereby amended and supplemented by adding the following at the end thereof:

       Exhibit 3. NKK Corporation Press Release, dated December 9, 2001




                                  SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.


Dated:  December 12, 2001

                                           NKK CORPORATION


                                           By:  /s/ Yoichi Shimogaichi
                                                ------------------------------
                                                Name:   Yoichi Shimogaichi
                                                Title:  President &
                                                        Chief Executive Officer

                                           NKK U.S.A. CORPORATION


                                           By:   /s/ Mineo Shimura
                                                 -----------------------------
                                                 Name:   Mineo Shimura
                                                 Title:  President


                                 EXHIBIT INDEX



       Exhibit 3 - NKK Corporation Press Release, dated December 9, 2001






                                                                  Exhibit 3

             NKK Corporation Press Release, dated December 9, 2001

NEWS RELEASE

December 9, 2001


National Steel and U.S. Steel in Consolidation Talks


NKK Corporation, National Steel Corporation, the US subsidiary of NKK, and U.S. Steel are in discussion regarding a potential acquisition of National Steel by U.S. Steel.

While consolidations among integrated steel mills are proceeding internationally, and raw material suppliers and auto manufacturers are going through merger and acquisition on a global scale, US steel industry still remains fragmented. NKK shares with National Steel and U.S. Steel the same sense of crisis which requires immediate attention.

NKK, with U.S. Steel, supports consolidation as a fundamental solution for the structural problem of US steel industry. NKK considers that the acquisition of National Steel by U.S. Steel would be consistent with the goal of consolidation in US steel industry.

In order for the proposed acquisition to be completed, and for the new consolidated company to maintain its competitiveness and to grow in the future, support from the US government, closing new labor agreement with USWA are necessary. NKK is ready to cooperate to make the proposed acquisition happen as much as possible within the range of its investment and loan to National Steel to date.

NKK will seek to develop comprehensive cooperative agreements with U.S. Steel in the field of technology and marketing, succeeding the current arrangements between NKK and National Steel, in order to mainly meet the requirement from Japanese auto customers in North America.

For further information, please contact:
Mr. Shinji Okutsu
NKK Corporation public relations
Tel: +81-3-3217-2140